UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1
Press release: Alamos Gold Achieves Increased 2024 Guidance with Record Annual Production; Three-Year Operating Guidance Outlines 24% Production Growth by 2027 at Significantly Lower Costs, January 13, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: January 14, 2025
	By:	/s/ Scott K. Parsons
	Name:	Scott K. Parsons
	Title:	Senior Vice President, Corporate Development & Investor Relations